UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2005

Date:	August 25, 2005
Company name (code number):	Mitsubishi Tokyo Financial Group, Inc. (8306)
(URL http://www.mtfg.co.jp)
Stock exchange listings:	Tokyo, Osaka, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Katsuhiko Ishizuka, Chief Manager - Financial Policy Division
(Phone) +81-3-3240-8211

Consolidated financial data for the fiscal year ended March 31, 2005

(1) Operating results

	(in millions of yen except per share data and percentages)
	For the fiscal year ended March 31,
	2005	2004
Total revenue	2,437,713	2,729,849
Change from the previous fiscal year	(10.7)%	12.7%
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	721,389	1,181,404
Change from the previous fiscal year	(38.9)%	348.4%
Net income	415,155	823,002
Change from the previous fiscal year	(49.6)%	304.5%
Basic earnings per common share—net income available to common shareholders (in yen)	62,717.21	128,350.88
Diluted earnings per common share—net income available to common shareholders (in yen)	62,476.76	125,033.96
Net income available to common shareholders as a percentage of shareholders’ equity	10.8%	28.7%
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle as a percentage of total assets	0.7%	1.2%
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle as a percentage of total revenue	29.6%	43.3%

Note:

Average number of shares outstanding for the fiscal year ended:

March 31, 2005:
(common stock)	6,510 thousands of shares
(preferred stock—class 1)	61 thousands of shares
(preferred stock—class 2)	4 thousands of shares
(preferred stock—class 3)	12 thousands of shares
March 31, 2004:
(common stock)	6,350 thousands of shares
(preferred stock—class 1)	81 thousands of shares
(preferred stock—class 2)	58 thousands of shares

(2) Financial condition

	(in millions of yen except per share data and percentages)
	As of March 31,
	2005	2004
Total assets	108,422,100	103,699,099
Shareholders’ equity	4,373,097	3,844,971
Shareholders’ equity as a percentage of total assets	4.0%	3.7%
Shareholders’ equity per common share (in yen)	611,908.82	551,613.46

Note:

Number of shares outstanding as of:

March 31, 2005:
(common stock)	6,539 thousands of shares
(preferred stock—class 1)	40 thousands of shares
(preferred stock—class 3)	100 thousands of shares
March 31, 2004:
(common stock)	6,473 thousands of shares
(preferred stock—class 1)	81 thousands of shares
(preferred stock—class 2)	15 thousands of shares

(3) Cash flows

	(in millions of yen)
	For the fiscal year ended March 31,
	2005	2004
Net cash provided by operating activities	207,563	617,671
Net cash used in investing activities	(1,821,848)	(9,123,337)
Net cash provided by financing activities	2,729,392	7,402,424
Cash and cash equivalents at end of fiscal year	4,220,437	3,111,967

Formulas for computing ratios for the fiscal year ended March 31, 2005 are as follows.

Basic earnings per common share—net income available to common shareholders

Net income - Total dividends for the fiscal year on preferred stock
Average number of common stock for the fiscal year *

Diluted earnings per common share—net income available to common shareholders

Net income - Total dividends for the fiscal year on preferred stock + Adjustments in net income assuming dilution
Average number of common stock for the fiscal year * + Number of dilutive potential common stock

Net income available to common shareholders as a percentage of shareholders’ equity

Net income - Total dividends for the fiscal year on preferred stock	× 100
{ [Shareholders’ equity at beginning of the fiscal year - Number of preferred stock at beginning of the fiscal year × Issue price]
+ [Shareholders’ equity at fiscal year end - Number of preferred stock at fiscal year end × Issue price] } / 2

Shareholders’ equity per common share

Shareholders’ equity at fiscal year end - Number of preferred stock at fiscal year end × Issue price
Number of common stock at fiscal year end *

* excluding treasury stock and parent’s common stock owned by subsidiaries and affiliated companies

This information contains forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the targets of the combined entity reflect assumptions about the successful implementation of the integration plan. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation – and expressly disclaims any obligation – to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report, the registration statement on Form F-4 that MTFG filed with the U.S. SEC and other disclosures.

(US GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,		Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)
Assets:
Cash and due from banks	4,220,437	3,111,967	1,108,470
Interest-earning deposits in other banks	4,542,615	3,509,044	1,033,571
Call loans and funds sold	1,147,786	877,277	270,509
Receivables under resale agreements	976,281	2,237,666	(1,261,385)
Receivables under securities borrowing transactions	5,230,242	4,751,909	478,333
Trading account assets	7,706,016	8,378,752	(672,736)
Investment securities:
Securities available for sale	26,558,538	27,630,316	(1,071,778)
Securities being held to maturity	2,191,316	1,250,759	940,557
Preferred stock investment in UFJ Bank Limited	700,000	—	700,000
Other investment securities	341,744	200,557	141,187

Total investment securities	29,791,598	29,081,632	709,966

Loans, net of unearned income and deferred loan fees	51,071,538	48,525,856	2,545,682
Allowance for credit losses	(740,706)	(888,127)	147,421

Net loans	50,330,832	47,637,729	2,693,103

Premises and equipment—net	569,212	580,073	(10,861)
Accrued interest	144,994	149,066	(4,072)
Customers’ acceptance liability	43,313	30,149	13,164
Intangible assets	253,840	234,139	19,701
Goodwill	85,834	56,690	29,144
Deferred tax assets	773,827	1,007,276	(233,449)
Other assets	2,605,273	2,055,730	549,543

Total	108,422,100	103,699,099	4,723,001

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	7,025,570	5,082,701	1,942,869
Interest-bearing	51,007,526	52,452,342	(1,444,816)
Overseas offices:
Non-interest-bearing	2,826,567	2,413,053	413,514
Interest-bearing	10,435,200	10,076,156	359,044

Total deposits	71,294,863	70,024,252	1,270,611

Debentures	—	265,957	(265,957)
Call money and funds purchased	1,521,057	2,871,851	(1,350,794)
Payables under repurchase agreements	3,612,094	5,068,369	(1,456,275)
Payables under securities lending transactions	1,924,375	1,457,118	467,257
Due to trust account	1,231,050	1,380,269	(149,219)
Other short-term borrowings	10,724,775	5,663,067	5,061,708
Trading account liabilities	2,094,056	2,510,966	(416,910)
Obligations to return securities received as collateral	2,890,788	2,329,600	561,188
Bank acceptances outstanding	43,313	30,149	13,164
Accrued interest	109,999	103,411	6,588
Long-term debt	5,981,747	5,659,877	321,870
Other liabilities	2,620,886	2,489,242	131,644

Total liabilities	104,049,003	99,854,128	4,194,875

Shareholders’ equity:
Capital stock:
Preferred stock—class 1	122,100	122,100	—
Preferred stock—class 2	—	15,000	(15,000)
Preferred stock—class 3	125,000	—	125,000
Common stock	1,084,708	1,069,708	15,000
Capital surplus	1,080,463	1,057,900	22,563
Retained earnings:
Appropriated for legal reserve	239,571	239,571	—
Unappropriated	1,327,894	958,416	369,478
Accumulated other changes in equity from nonowner sources, net of taxes	396,582	384,719	11,863

Total	4,376,318	3,847,414	528,904
Less treasury stock, at cost	3,221	2,443	778

Shareholders’ equity—net	4,373,097	3,844,971	528,126

Total	108,422,100	103,699,099	4,723,001

(US GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Consolidated Statements of Income

	For the fiscal year ended March 31,		Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)
Interest income:
Loans, including fees	922,551	921,666	885
Deposits in other banks	66,698	48,093	18,605
Investment securities:
Interest	330,387	341,062	(10,675)
Dividends	40,180	41,207	(1,027)
Trading account assets	30,829	28,451	2,378
Call loans and funds sold	6,398	5,384	1,014
Receivables under resale agreements and securities borrowing transactions	45,580	35,891	9,689

Total	1,442,623	1,421,754	20,869

Interest expense:
Deposits	221,280	178,549	42,731
Debentures	351	4,035	(3,684)
Call money and funds purchased	7,199	9,910	(2,711)
Payables under repurchase agreements and securities lending transactions	74,081	74,043	38
Due to trust account	3,887	4,950	(1,063)
Other short-term borrowings and trading account liabilities	54,041	34,262	19,779
Long-term debt	110,392	120,765	(10,373)

Total	471,231	426,514	44,717

Net interest income	971,392	995,240	(23,848)
Provision (credit) for credit losses	109,502	(114,109)	223,611

Net interest income after provision (credit) for credit losses	861,890	1,109,349	(247,459)

Non-interest income:
Fees and commissions	649,210	572,668	76,542
Foreign exchange gains (losses)—net	(47,000)	413,911	(460,911)
Trading account profits—net	62,048	103,903	(41,855)
Investment securities gains—net	198,006	118,648	79,358
Equity in earnings of equity method investees	26,272	5,213	21,059
Refund of the local taxes by the Tokyo Metropolitan Government	—	41,989	(41,989)
Other non-interest income	106,554	51,763	54,791

Total	995,090	1,308,095	(313,005)

Non-interest expense:
Salaries and employee benefits	476,258	506,710	(30,452)
Occupancy expenses—net	116,850	120,507	(3,657)
Fees and commission expenses	87,190	80,252	6,938
Amortization of intangible assets	69,531	63,582	5,949
Insurance premiums, including deposit insurance	56,962	54,392	2,570
Minority interest in income of consolidated subsidiaries	37,642	42,404	(4,762)
Communications	27,940	27,623	317
Other non-interest expenses	263,218	340,570	(77,352)

Total	1,135,591	1,236,040	(100,449)

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	721,389	1,181,404	(460,015)
Income tax expense	305,257	357,817	(52,560)

Income from continuing operations before cumulative effect of a change in accounting principle	416,132	823,587	(407,455)
Loss from discontinued operations—net	—	(585)	585
Cumulative effect of a change in accounting principle, net of tax	(977)	—	(977)

Net income	415,155	823,002	(407,847)

Income allocable to preferred shareholders	6,837	7,981	(1,144)

Net income available to common shareholders	408,318	815,021	(406,703)

(in yen)
Amounts per share:
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	62,867.28	128,443.00	(65,575.72)
Basic earnings per common share—net income available to common shareholders	62,717.21	128,350.88	(65,633.67)
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	62,626.69	125,123.73	(62,497.04)
Diluted earnings per common share—net income available to common shareholders	62,476.76	125,033.96	(62,557.20)

(US GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more (unaudited)

	As of March 31,		Increase/(Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)
Nonaccrual loans:
Domestic:
Manufacturing	113,884	175,691	(61,807)
Construction	47,764	59,031	(11,267)
Real estate	121,962	154,776	(32,814)
Services	169,602	72,951	96,651
Wholesale and retail	85,659	108,516	(22,857)
Banks and other financial institutions	4,346	21,367	(17,021)
Communication and information services	11,829	5,128	6,701
Other industries	22,324	39,783	(17,459)
Consumer	119,229	141,844	(22,615)

Total domestic	696,599	779,087	(82,488)

Foreign:
Governments and official institutions	466	877	(411)
Banks and other financial institutions	45,091	87,162	(42,071)
Commercial and industrial	56,379	153,477	(97,098)
Other	23,835	62,521	(38,686)

Total foreign	125,771	304,037	(178,266)

Total	822,370	1,083,124	(260,754)

Restructured loans:
Domestic	431,036	577,348	(146,312)
Foreign	23,153	55,015	(31,862)

Total	454,189	632,363	(178,174)

Accruing loans contractually past due 90 days or more:
Domestic	9,232	14,696	(5,464)
Foreign	879	900	(21)

Total	10,111	15,596	(5,485)

Total	1,286,670	1,731,083	(444,413)